HOTELIERCO

Allowing hotel ownership access to anyone


HOTELIER*CO
DISCOVER THE
FUTURE OF
HOTELS

hotelierco.com Indialantic FL

Fintech & Finance | Travel & Tourism | B2C | Infrastructure & Construction

OVERVIEW DETAILS UPDATES 8 WHAT PEOPLE SAY 80 ASK A QUESTION 64

LEAD INVESTOR

Brad Kessler

I am an early round inverstor - mainly seed through A. I look not only for companies with concepts and/or products that i believe can disrupt industries but also for strong management teams that can execute an idea and business plan and navigate the challenges of an early stage company to a successful exit. I have invested in the previous 2 rounds of HotelierCo (smaller amounts to test the waters) and I have watched Nathan and Scott execute their vision to a T. Their knowledge and experience in hotel acquisition and management is top level and I feel that the time is right for me to commit to a higher investment. They have not only earned my trust but have grown company valuation (and subsequently my previous investments) and I am confident in their ability to continue to do exactly the same and execute this amazing concept.

Invested $25,000 this round & $7,500 previously

Highlights

1. Invest today and become an owner in a crowdsourced hotel fund management company. 🥇
2. Invest now to potentially receive 20%+ discounts on future hotel rooms run by HotelierCo. 🔥
3. We will have ownership in the managed hotels. Hotels owned by you. 🏨
4. We own an office building being converted into a boutique train themed hotel in Virginia. 🚂
5. We have land for a new boutique hotel development in North Carolina. 🌇
6. Invest and earn your share of profits from hotel investments, management and promotes. 🙌
7. Be part of the hospitality revolution! 🎇

Our Team



Nathan Kivi CEO & Founder of HotelierCo

With 17 years of experience in corporate finance, investment banking, asset management, fund management experience, Nathan has a track record in roles including Chief Investment Officer for

SB&G and Chief Strategy Officer for Valor Hospitality.

My background is in hotel funds management with spending time working for a large brand (IHG) and a hotel management company (Valor). I had always wished I could have invested some of my own money into these hotels - but at the time no avenue existed to allow for this. With crowdfunding this is now possible, look out hospitality!



Scott Levine Head of Capital Markets & Founder of The Waxhaw

After a successful 15-year Wall Street career focused on private equity and pre-IPO investments, Scott began to work creative finance solutions on single-multi family housing and secured the project for The Waxhaw.



John Howard Client Relationships & Founder of The Railroader

A veteran locomotive engineer, John also has 30 years experience in sales, marketing and business management. His entrepreneurial spirit led to John finding and developing the plans for The Railroader hotel in his native hometown of Clifton

Imagine Making Neighborhoods



H*CO
CREATING EXCEPTIONAL
AUTHENTIC HOSPITALITY EXPERIENCES



HOTELIER*CO
THE PROBLEMS
THE DEMISE OF LOYALTY IN THE HOSPITALITY INDUSTRY
Instead of displaying allegiance with hotels that promote their local community, customers are loyal to brands that offer incentives such as free dinners & free nights. Hotels are engaged in a battle for mass "discount" focused loyalty on digital media, resulting in shifting alliances.
The war between big brand companies and online travel agencies (OTAs) results in hotel owners paying exorbitant amounts of money to get their properties visible on these platforms, and the guests who are purchasing vacation packages.
THE RAGING WAR ON FEES



HOTELIER*CO
OUR SOLUTION
PASSING ON THE SAVINGS TO OWNERS
BUILDING A LOCAL ARMY OF MARKETERS

Rather than spending significant amounts of fees on branding, we focus on creating personalized experiences, symbolic of exclusive luxury clubs, where each investor/co-owner is given individual attention.

Local community members investing in the hotels will take robust measures to promote these hotels to local & international visitors as a part of authentic local culture.



THE OPPORTUNITIES



SHIFTING PREFERENCES

In a survey conducted on Millennials on their preferences for traveling, 87% responded saying they would choose exploring new cultures and experiences

A GROWING NICHE

According to TripAdvisor, boutique hotels have been quicker to rebound and are performing better as compared to traditional hotels, demonstrating their resilience and demand

PERFORMANCE METRICS

The average boutique hotel's occupancy rate is 62.1% (based on information available from June 2022) averaging $158 per available room per night.

WE ARE


Build communities
with shared visions

A community-driven, crowdfunding asset management firm specializing in luxury boutique hotels in suburban communities and small towns. We identify, assess, invest in, and develop hotels. We create stories to redefine hospitality investments. We offer a curated experience for investors, providing investment opportunities while building a community of hoteliers.

OUR TEAM HAS



Collective experience of 35 years in finance and investment & 15 years in sales and marketing

Experience in collecting unique stories and transforming the industry into something authentic

Partnered with special design teams across architecture, interior design and branding



WE WANT TO REDEFINE HOSPITALITY INVESTMENT

Our goal is to build a portfolio of boutique hotels. Hotels developed with the support of a community that values exceptional, sustainable, and locally inspired hospitality experiences. This combination provides an enhancement to the investment opportunities.



OUR VISION

VISION

To become a leading platform for hospitality investments, transforming the industry into a more authentic, participative, and community-focused experience while showcasing the stories of local cultures and communities

MISSION

To create a new standard of hospitality investment through co-creation, collaborating with investors, developers, and other industry participants to create business opportunities while developing an innovative portfolio of profitable boutique hotels

OUR PROCESS

We have a creative and innovative process to identify properties that can generate returns. Our specialist team leverages their expertise to discover, acquire, and underwrite hotels in ideal locations. Each property we select has a story that will resonate with its brand identity, offering investors and guests a remarkable experience. Once a property is developed, it will either be managed by HotelierCo or a professional third-party hospitality company.

1. Understand the community and drivers of the hotel
2. Market study of the community
3. Underwrite the asset including creative acquisition options
4. Agree terms and facilitate the contract
5. Raise funds through crowdfunding and our network of members.

LOYALTY PROGRAM FOR INVESTORS

All investors will be included in a loyalty program, rewarding the owners according to their total investment across HotelierCo and the individual assets:

	SILVER	GOLD	PLATINUM	DIAMOND
INVESTMENT	$1 - $25K	$25K - $100K	$100K - $250K	$250K+
ROOM RATE DISCOUNT	10%	15%	20%	25%
F&B DISCOUNT	0%	0%	10%	10%

Everyone that invests in the current round will receive **Platinum Status**

WE HAVE ALREADY IDENTIFIED AND BEGAN WORK ON TWO UNIQUE AND LUXURIOUS BOUTIQUE HOTELS

THE RAILROADER


RAILROADER

A railroad-themed boutique hotel in Virginia

THE WAXHAW


THE WAXHAW

A 4-star, 31 room boutique hotel in North Carolina

THE RAILROADER

KEY FEATURES
09 Guest Rooms

Multiple Social Spaces
Rustic Wood Decking
George Washington Suite

DESCRIPTION
A railroad-themed boutique hotel based on the famous passenger trains which passed through Clifton Forge, Virginia.



KEY METRICS
Opening: Feb 2024

Total cost: $1.8 million

Target IRR: 16.8%*

* Forward-looking projections can't be guaranteed.

THE WAXHAW

KEY FEATURES
31 Guest Rooms

Restoring Cultural Heritage
Rooftop Bar
Onsite Restaurant

DESCRIPTION
This 4-star development in North Carolina will focus on sustainable development. The hotel & its services will personify the local culture.



KEY METRICS
Opening: Mar 2026

Total cost: $15.75 million

Target IRR: 13.0%*

* Forward-looking projections can't be guaranteed.

BUSINESS MODEL

Management Fee: 0.75% (of the asset value)

Development Fee

We will also charge performance fees on hotels. At this stage:

- The Railroader has a 10% Preferred Returns then 35% to H*Co
- The Waxhaw has an 8% Preferred Returns then 35% to H*Co

HOTELIER+CO

VALUE PROPOSITION

We focus on creating personalized experiences symbolic of exclusive luxury clubs, where each investor/co-owner is given individual attention.

Local community members investing in the hotels will take robust measures to promote these hotels to local & international visitors as a part of authentic local culture.

Our crowdfunding model allows investors to participate in opportunities that were previously only available to accredited investors

Our community-based model ensures benefits & a fair share of profits for owners

Our innovative underwriting process and experienced team



HOTELIER+CO

OUR TEAM



NATHAN KIVI
CHIEF EXECUTIVE OFFICER

SCOTT LEVINE
HEAD OF CAPITAL MARKETS

JOHN HOWARD
CLIENT RELATIONSHIPS

HOTELIER+CO

DEVELOPMENT TIMELINE


Mar 2023
Appoint architect team for THE WAXHAW
Apr 2023
Finalize drawings & submit permits for THE RAILROADER
Close WeFunder raise
May 2023
Commence construction on THE RAILROADER
Jun 2023
Look to acquire operating asset
Nov 2023
Receive building permit for THE WAXHAW
Feb 2024
Grand opening of the railroader.
THE WAXHAW commences construction.
Mar 2025
Grand opening of THE WAXHAW

* Forward-looking projections can't be guaranteed.

HOTELIER+CO

USE OF PROCEEDS


Platform Cost
Digital Marketing & Social Media
PR & Digital Ads
General Admin & Staffing
IT & Software
Legal, Insurance & Audit
Development - The Railroader
Development - The Waxhaw
Min Raise: $55K
Early Bird Hurdle: $165K
Max Raise: $345K


$0
$100,000
$200,000
$300,000
$400,000

THE RAISE
$1.20 / share
min investment: $549.60

VALUATION
$4.2 million
pre-money


H*CO

EARLY BIRD DISCOUNT
$1.10 / share
min investment: $550.00

PROFITABILITY
3-4 years

* Forward-looking projections can't be guaranteed.


OPEN

CONTACT US

www.hotelierco.com

info@hotelierco.com

2040 Highway A1A, Suite 208, Indian Harbour Beach, FL 32937